Filed Pursuant to Rule 433

Registration Statement No. 333-249656

ACUITY BRANDS LIGHTING, INC.

PRICING TERM SHEET

October 27, 2020

$500,000,000 2.150% Senior Notes due 2030

Issuer:	ACUITY BRANDS LIGHTING, INC.

Guarantors:	ACUITY BRANDS, INC. and ABL IP HOLDING LLC

Ratings (Moody’s / S&P):*	Baa1 (Stable) / BBB (Stable)

Principal Amount:	$500,000,000

Maturity:	December 15, 2030

Coupon (Interest Rate):	2.150%

Yield to Maturity:	2.179%

Spread to Benchmark Treasury:	140 basis points

Benchmark Treasury:	0.625% due August 15, 2030

Benchmark Treasury Price and Yield:	98-17+ ; 0.779%

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, commencing on June 15, 2021

Redemption Provision(s):	Prior to September 15, 2030 (three months prior to the maturity date of the notes), in whole or in part, at any time, at the Issuer’s option, at the greater of (i) 100% of principal amount or (ii) discounted present value of the remaining scheduled payments of principal and interest at the Treasury Rate plus 25 basis points, plus in each case, accrued and unpaid interest to the redemption date. On or after September 15, 2030, in whole or in part, at a price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Price to Public:	99.737%

Trade Date:	October 27, 2020

Settlement Date:**	November 10, 2020 (T+10)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

CUSIP Number:	00510R AD5

ISIN Number:	US00510RAD52

Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC

Co-Managers:	KeyBanc Capital Markets Inc. PNC Capital Markets LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. HSBC Securities (USA) Inc. TD Securities (USA) LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the notes will be made to investors on or about the settlement date specified above, which will be the tenth business day following the date of this term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer and the guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer or the guarantors have filed with the SEC for more complete information about the issuer, the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BofA Securities, Inc. can arrange to send you the prospectus if you request it by calling or e-mailing BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com.